UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                       QLT PhotoTherapeutics Inc.
                (formerly Quadra Logic Technologies Inc.)
               -------------------------------------------
                             (Name of Issuer)

                      Common Shares without par value
                   ----------------------------------
                     (Title of Class of Securities)


                               7473OV-10-3
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                              June 28, 1996
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7473OV-10-3

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     2,214,336 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     2,214,336 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,214,336

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") as amended by Amendment No. 1, dated April 22, 1996, is hereby further amended by this Amendment No. 2, dated June 28, 1996, to reflect certain changes in the information previously filed relating to the Common Shares, without par value (the "Common Shares") of QLT PhotoTherapeutics Inc. ("QLT"), a British Columbia corporation, formerly known as Quadra Logic Technologies Inc., which has its principal executive offices at 520 West 6th Avenue, Vancouver, British Columbia, Canada V5Z 4H5.

     Item 4 of the Original Statement is hereby amended to add the following language at the end of such Item:

     On June 28, 1996, ACY exercised its right to convert all 500,000 Series "C" First Preference Shares of QLT plus all accrued but unpaid dividends into 1,180,453 Common Shares.

     Item 5 of the Original Statement is hereby amended by adding the following language at the end of such Item:

     On June 28, 1996, ACY exercised its right to convert all 500,000 Series "C" First Preference Shares of QLT plus all accrued but unpaid dividends into 1,180,453 Common Shares. ACY now holds a total of 2,214,336 Common Shares.

     Item 5(c) of the Original Statement is hereby amended by adding the following language at the end of such Item:

     On June 28, 1996, ACY exercised its right to convert all 500,000 Series "C" First Preference Shares plus all accrued but unpaid dividends into 1,180,453 newly issued Common Shares at a conversion rate of U.S.$5.08. ACY now holds a total of 2,214,336 Common Shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 28, 1996

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President